Exhibit 99.1

Decent Holding Inc. Launches AI-Powered Senior Care Platform, Targeting the Estimated $4 Trillion Silver Economy in China

Yantai, China, March 05, 2026 (GLOBE NEWSWIRE) -- Decent Holding Inc. (Nasdaq: DXST) (“Decent” or the “Company”), an established wastewater treatment services provider in China, today announced its strategic entry into the senior health and wellness sector. The Company has officially launched an artificial intelligence-driven digital health and community-based senior care platform through its subsidiary, Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”).

Suncare is positioned to serve as the Company’s primary operational hub for senior health and wellness in the Asia-Pacific region. The platform is designed to build a comprehensive service network that integrates artificial intelligence with community-based care to serve aging populations across the senior care continuum.

An Integrated Ecosystem for Senior Health

Suncare aims to bridge the gap between digital health management and offline care. Core service offerings include:

●	Community-Based Wellness: Localized service centers providing direct care and social engagement.

●	Chronic Disease Management: Data-driven monitoring programs for long-term health maintenance.

●	AI-Enabled Monitoring: Early-warning systems and health tracking powered by artificial intelligence.

●	Smart Care Solutions: Integration of IoT elderly-care devices and home healthcare technology.

●	Rehabilitation & Therapy: Professional wellness services tailored for senior mobility and recovery.

●	Cross-Border Wellness: Facilitating senior health tourism and access to global medical resources.

By integrating offline community networks with a digital supply chain for healthcare products, Suncare intends to deliver a seamless “online-to-offline” (O2O) experience for elderly consumers.

Operational Progress and Market Traction

Suncare has started to establishing a foothold across China. As of the date of this announcement, the platform has successfully deployed several community service locations, delivering health management solutions to residents.

The Company’s operational model targets high-density residential areas. A typical service location is designed to support residential communities. Based on initial pilot data, the Company projects that mature locations may have the potential to cultivate a membership base of over 1,000 active users, subject to local market demand and operational scale.

To date, the platform has generated approximately $1 million in gross transaction volume. The Company believes that as the service network expands, this segment has the potential to become a meaningful driver of the Company’s revenue growth in future fiscal periods.

“We view the aging population as one of the most significant structural opportunities in the global healthcare sector. According to the National Bureau of Statistics of China, the population aged 60 and above has exceeded 297 million, representing over 21% of the country’s total population,” said Mr. Dingxin Sun, Chairman of the Company.

“As the global population ages, the demand for preventive medicine and accessible, community-based care is accelerating. By combining AI technology with a scalable physical service network, we are building a robust ecosystem that addresses these critical needs.”

“Looking ahead, we intend to continue expanding our footprint, integrating advanced digital health systems with intelligent elderly-care solutions. We believe this initiative will not only improve the quality of life for seniors but also serve as a key engine for Decent’s long-term shareholder value.”

About Decent Holding Inc.

Decent Holding Inc. specializes in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. For more information, please visit: https://ir.dxshengtai.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and all other factors discussed in the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F filed with the SEC, available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

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